

08027613

...sing
... Section

FEB 29 2008

Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jane Street Capital, LLC

OFFICIAL USE ONLY
FIRM ID., NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza, 33rd Floor

(No. and Street)

New York   NY   _10004_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Granieri   212-651-6070
                                      (Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

*P*otential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number



OATH OR AFFIRMATION

I, __Robert A. Granieri_____ swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Jane Street Capital, LLC
_____ , as of

December 31_____ , 20 _07___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, pro-

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____   _____
Notary Public   Signature

                                                                                             Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

JANE STREET CAPITAL, LLC

CONTENTS
December 31, 2007

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member of
Jane Street Capital, LLC

We have audited the accompanying statement of financial condition of Jane Street Capital, LLC (the "Company") (a wholly owned subsidiary of Jane Street Holding, LLC) as of December 31, 2007. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jane Street Capital, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey + Pullen, LLP

New York, New York
February 29, 2008

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.
On October 3, 2007, certain partners of Goldstein Golub Kessler LLP
became partners of McGladrey & Pullen, LLP

JANE STREET CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$ 1,819,006
Securities Owned, at market value	4,134,670,013
Fixed Assets (net of accumulated depreciation of $5,619,266)	11,339,250
Due from Affiliates	1,429,203
Other Assets	873,698
Total Assets	**$4,150,131,170**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at market value	$3,430,376,881
Due to Broker	429,198,626
Due to Parent	15,111,241
Accounts payable and accrued expenses	6,967,422
Total liabilities	3,881,654,170
Subordinated Borrowing (Note 7)	40,000,000
Member's Equity	228,477,000
Total Liabilities and Member's Equity	**$4,150,131,170**

1. ORGANIZATION: Jane Street Capital, LLC (the "Company"), a wholly owned subsidiary of Jane Street Holding, LLC (the "Parent"), is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, and trades for its own account. The Company is a member of the American Stock Exchange, Chicago Mercantile Exchange and the Archipelago Exchange.

2. SIGNIFICANT ACCOUNTING POLICIES: This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records transactions in securities on a trade-date basis.

Securities owned and securities sold, not yet purchased, by the Company are valued at their last sales price on their primary exchange. All resulting unrealized gains and losses are included in Member's equity.

The foreign securities have been translated into U.S. dollars at the rate reflected as of December 31, 2007. Gains or losses resulting from foreign currency translations are included in Member's equity.

The Company at times maintains cash in excess of federally insured limits. The Company has not experienced any losses on such accounts.

No provision is made in the accompanying financial statement for federal or state income taxes since such liabilities are the responsibility of the Member.

Investments in securities and other assets denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This statement is effective for fiscal years beginning after November 15, 2008. The Company has not assessed the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax

return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

3. DUE TO BROKER AND CREDIT RISK:

The clearing and depository operations for the Company's securities transactions are provided primarily by one Broker. For financial statement purposes, amounts due to Broker have been offset against amounts due from Broker for securities sold, not yet purchased, and other items. At December 31, 2007, substantially all of the securities owned and the amount due to Broker reflected in the statement of financial condition are positions carried by and amounts due to this broker. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the statement of financial condition.

4. RELATED PARTY TRANSACTIONS:

The Company's Parent provides administrative services and pays payroll expenses on behalf of the Company. Additionally, the Company pays certain operating and administrative expenses on behalf of its affiliates, and these are reflected in the due from affiliates balance.

5. REGULATORY REQUIREMENTS:

As a registered broker-dealer and member of the American Stock Exchange, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "SEC"). The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness or $1,471,911, or is an amount based on market-maker activity, as defined which, under the rule cannot exceed $1,000,000. At December 31, 2007, the Company had net capital of $54,191,221, which exceeded the requirement of $1,471,911 by $52,719,310.

6. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's core trading positions involve securities traded in two different markets simultaneously. The security trading in one of these markets is generally a derivative of the security trading in the other market. In addition, the Company's activities include the purchase and sale of stock and index options, futures, forward currency contracts and Contracts for Differences ("CFDs"). The writing of options as well as the use of futures, forward currency contracts

and CFDs involve elements of market risk in excess of the amounts recognized in the statement of financial condition. Substantially all of the options are traded on national exchanges. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. Management believes that any risk is significantly minimized through its hedging strategies. All derivative positions are reported in the accompanying statement of financial condition at market value or open-trade equity and any change in value is reflected in Member's equity.

7. SUBORDINATED BORROWING:

The Company has a $40,000,000 revolving subordinated loan (the "Agreement") with Custodial Trust Company that matures on November 15, 2008. Borrowings under the Agreement bear interest at variable rates based on the 30-day LIBOR plus 300 basis points. The Agreement is guaranteed by the Parent. The fair value of this instrument approximates its carrying value because it bears a market-based interest rate.

This subordinated borrowing has been approved by the Financial Industry Regulatory Authority ("FINRA") for inclusion in computing the Company's net capital pursuant to the SEC's net capital rule. Subordinated borrowings are withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated borrowings can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawals of subordinated borrowings.

8. COMMITMENTS AND CONTINGENCIES

At December 31, 2007, the Company is obligated under five noncancelable operating leases for office space expiring at various times through April 2017. The leases contain provisions for escalations based on certain costs incurred by the lessors.

The combined future aggregate minimum rental commitments under the leases are as follows:

Year ending December 31,

2008	$ 1,745,517
2009	1,730,318
2010	1,302,012
2011	1,272,958
2012	1,272,958
Thereafter	5,516,152
	$12,839,915

Rent expense has been allocated to the other entities, Jane Street Trading, LLC, Jane Street Options, LLC, Jane Street Global Trading, LLC and two other related parties.

9. SUBSEQUENT EVENTS:

Subsequent to December 31, 2007, the Member withdrew $19,000,000 of capital.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member of
Jane Street Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Jane Street Capital, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the American Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 29, 2008

END